Exhibit 99.1

NR: 22-07 | March 30, 2022

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Skeena Announces Acquisition of QuestEx Gold & Copper Ltd. and Concurrent Sale of QuestEx Assets to Newmont Corporation

Vancouver, BC (March 30, 2022) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena” or “the Company”) is pleased to announce that it has signed a binding agreement with QuestEx Gold & Copper Ltd. (“QuestEx”) whereby Skeena will acquire all of the issued and outstanding shares of QuestEx, pursuant to a plan of arrangement (the “QuestEx Transaction”) for share and cash consideration. The consideration will consist of C$0.65 cash and 0.0367 of a common share in the capital of Skeena (each whole share, a “Skeena Share”) for each one QuestEx common share (the “Arrangement Consideration”), representing total consideration of approximately C$48.6 million, or approximately C$1.20 per QuestEx share based on Skeena’s 5-day VWAP ending March 29, 2022, on the TSX.

Skeena has signed a concurrent binding agreement with Newmont Corporation (NYSE: NEM, TSX: NGT) (“Newmont”) to vend certain QuestEx properties to Newmont via an asset purchase agreement (the “Newmont Transaction”) on completion of the QuestEx Transaction for approximately C$27 million. The cash proceeds from the Newmont Transaction are expected to be sufficient to cover the cash portion of the aggregate Arrangement Consideration payable by Skeena. The net Arrangement Consideration (after subtracting the QEX shares already owned by Skeena and Newmont) will be payable through the issuance of approximately C$15 million in Skeena Shares. Skeena will also assume QuestEx’s outstanding options and warrants.

Benefits to Skeena:

•	Expansive Land Package in BC’s Prolific Golden Triangle: Following the closing of the QuestEx Transaction and the Newmont Transaction, Skeena’s land package will increase nearly sevenfold, and the Company will (based on publicly available information) have one of the largest land positions held for mining in British Columbia’s Golden Triangle, totalling 84,889 hectares.
•	Exploration Synergies and Potential: The proximity of QuestEx’s KSP and Kingpin properties to Skeena’s Eskay Creek and Snip projects provides opportunities for exploration synergies. The Company believes that the combined portfolio offers significant exploration potential (refer to map at the end of this release).
•	Minimal Dilution to Skeena Shareholders: The combination of cash and shares minimizes dilution to Skeena shareholders to less than 2%, while the cash component is expected to be entirely offset by the proceeds of the Newmont Transaction.

Walter Coles, President & CEO of Skeena commented, “We are excited to announce these transactions, which will add over 74,000 hectares to Skeena’s land holdings and give us one of the largest land positions held for mining in the prolific Golden Triangle. The KSP and Kingpin properties are proximal to our Eskay Creek and Snip projects and appear to have the same geological hallmarks that have hosted other large gold systems in the area. Involving Newmont on these transactions has allowed Skeena to acquire these strategically important land packages while minimizing share dilution. We are excited to explore these new mineral claims as we continue to advance Eskay Creek.”

Transaction Details

QuestEx Transaction

Under the terms of the binding agreement dated March 29, 2022, between Skeena and QuestEx (the “Arrangement Agreement”), each of QuestEx’s issued and outstanding common shares will be exchanged for C$0.65 cash and 0.0367 of a Skeena Share, representing total consideration of approximately C$1.20 per QuestEx share based on Skeena’s 5-day VWAP ending March 29, 2022, on the TSX.

Pursuant to the Arrangement Agreement, the QuestEx Acquisition will be carried out by way of a court approved plan of arrangement and will require the approval of at least 66 2/3% of the votes cast by (a) shareholders of QuestEx, voting as a single class and (b) shareholders, option holders and certain warrant holders of QuestEx, voting as a single class, in each case that are present in person or by proxy at a special meeting expected to be held in May of 2022 (the “QuestEx Meeting”) and, pursuant to Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions (“MI 61-101”), a simple majority of the votes cast by shareholders of QuestEx present in person or by proxy after excluding any votes of “related parties” and “interested parties’ and other persons required to be excluded under 61-101 (including Skeena and Newmont), all at a special meeting to consider the Transaction. The Arrangement Agreement includes customary deal-protection provisions, including non-solicitation provisions, a right to match in the event of a superior proposal and a termination fee or expense reimbursement payable under certain circumstances (and which is subject to a sharing arrangement with Newmont). Full details of the QuestEx Acquisition will be included in the management information circular of QuestEx to be mailed in respect of the QuestEx Meeting. Completion of the QuestEx Transaction is subject to the fulfillment of each of the conditions precedent to the Newmont Transaction that are capable of being fulfilled prior to the closing of the QuestEx Transaction.

The Board of Directors of each of Skeena and QuestEx have unanimously approved the Arrangement Agreement. Certain significant shareholders of QuestEx and the directors and senior officers of QuestEx (together, the “Supporting Shareholders”) have entered into voting support agreements pursuant to which each has agreed to vote all of their QuestEx securities in favour of the QuestEx Acquisition. Collectively, the Supporting Shareholders own approximately 27% of the outstanding common shares of QuestEx.

Newmont Transaction

Skeena and Newmont have entered into a binding asset purchase agreement dated March 29, 2022, pursuant to which Newmont will purchase 100% of Skeena’s rights, titles, and interests, on completion of the QuestEx Transaction, in and to the Heart Peaks, Castle, Moat, Coyote, and North ROK properties, currently owned by QuestEx, in exchange for cash consideration of approximately C$27 million. The consideration payable to Skeena pursuant to the Newmont Transaction will be set off against the Arrangement Consideration payable and issuable to Newmont pursuant to the QuestEx Transaction, with the remaining amount payable by Newmont under the Newmont Transaction being sufficient to cover the cash portion of the aggregate Arrangement Consideration payable pursuant to the QuestEx Transaction.

Completion of the Newmont Transaction is subject to completion of the QuestEx Transaction.

Closing

Subject to QuestEx shareholder approval, regulatory approval (including TSXV and TSX) and the fulfillment of other customary closing conditions, the Company expects to close the QuestEx Transaction and Newmont Transaction on or about June 2, 2022.

Advisors and Counsel

Agentis Capital Mining Partners is acting as financial advisor to Skeena with regard to both the QuestEx and Newmont Transactions. Blake, Cassels & Graydon LLP is acting as legal counsel to Skeena.

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Prefeasibility Study for Eskay Creek in July 2021 which highlights an open-pit average grade of 4.57 g/t AuEq, an after-tax NPV5% of C$1.4B, 56% IRR, and a 1.4-year payback at US$1,550/oz Au. Skeena is currently completing both infill and exploration drilling to advance Eskay Creek to a full Feasibility Study in 2022.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

The scientific and technical information in this press release was approved by Paul Geddes, P.Geo., a Qualified person as defined under National Instrument 43-101 and Vice President, Exploration and Resource Development for the Company.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would” and, in this press release, include, without limitation: statements regarding the QuestEx Transaction and Newmont Transaction, including the closing thereof and the timing and receipt of approvals and fulfillment of the conditions therefor, and the source of reimbursement for the cash portion of the Arrangement Consideration; the expected synergies arising from the QuestEx Transaction; and the exploration potential and geological hallmarks of the QuestEx properties to be retained by Skeena. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the closing of the QuestEx Transaction and the Newmont Transaction, including the receipt of approvals and fulfillment of the conditions therefor, that the purchase price pursuant to the Newmont Transaction will be sufficient to reimburse Skeena for the cash portion of the Arrangement Consideration, that the Company will recognize the expected synergies from its acquisition of QuestEx, that the Company will be able to realize the exploration potential of the QuestEx properties it intends to retain, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the receipt of regulatory approvals, environmental risks, title disputes and other matters. Forward-looking statements are subject to known and unknown risks which may cause actual results to vary significantly from the results implied by forward-looking statements, including, that the Company may not close the QuestEx Transaction or the Newmont Transaction, on the timeline anticipated, or at all; that the purchase price payable pursuant to the Newmont Transaction may not be sufficient to fund the cash portion of the Arrangement Consideration, and the Company may be required to utilize funds from treasury to fund the outstanding cash required; that the Company may not be able to realize upon the expected synergies arising from the completion of the QuestEx Transaction, or the exploration potential of the QuestEx properties it intends to retain, and the other risks and uncertainties set out in the Company’s most recent annual information form, which is available on the Company’s SEDAR profile at www.sedar.com. Note that for acquisition accounting purposes, the shares issued to acquire QuestEx will be valued at the date of close. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither TSX nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Skeena's Golden Triangle Claims
March 2022
SKEENA RESOURCES
SNIP
ESKAY CREEK
KSP
KINGPIN
BRITISH COLUMBIA
ALASKA
BRITISH COLUMBIA
N
Legend
Existing Skeena Claims
To Be Acquired Skeena Claims
0 5 10 15
Kilometers

Not for distribution to U.S. Newswire Services or for dissemination in the United States of America. Any failure to comply with this restriction may constitute a violation of U.S. Securities laws.